UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Securities Act Rule 13e-4(h) (8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

LIFEWATCH AG

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Switzerland

(Jurisdiction of Subject Company’s Incorporation or Organization)

BIOTELEMETRY, INC.

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

ISIN: CH0012815459

(CUSIP Number of Class of Securities (if applicable))

Dr. Stephan Rietiker, CEO

LifeWatch AG

Baarerstrasse 139

6300 Zug

Switzerland

Tel: +41 41 72867 77

(Name, Address (including zip code) and Telephone Number
(including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Peter Ferola Senior Vice President, General Counsel and Secretary BioTelemetry, Inc. 1000 Cedar Hollow Road Malvern, Pennsylvania 19355 (610) 729-7000	Laurie L. Green Flora R. Perez, Esq. Greenberg Traurig. P.A. 401 E Las Olas Blvd., Suite 2000 Ft Lauderdale, Florida 33301 (954) 765-0500

Not applicable

(Date Tender Offer/Rights Offering Commenced)

This Notification on Form CB is being furnished by BioTelemetry, Inc. (“BioTelemetry”), a Delaware corporation, in connection with the publication of the Pre-Announcement of the Public Exchange and Cash Offer by Cardiac Monitoring Holding Company, LLC, a Delaware corporation and a subsidiary of BioTelemetry, to acquire all of the publicly held registered shares of LifeWatch AG (“LifeWatch”), a company organized and existing under the laws of Switzerland, in accordance with art. 125 et seq. of the Swiss Federal Act on Financial Market Infrastructure and Market Conduct in Securities and Derivatives Trading of June 19, 2015 and its implementing ordinances.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)(i)       Pre-Announcement (Voranmeldung) of the Public Exchange and Cash Offer published on April 9, 2017.

Item 2.   Informational Legends

The legend required by Rule 802(b) under the Securities Act of 1933, as amended, is included in the Pre-Announcement.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BioTelemetry, Inc.

	By:	/s/ Peter F. Ferola
Peter F. Ferola
Senior Vice President and General Counsel

Date: April 9, 2017